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                          November 16, 2023

       Wa   el Hashad
       Chief Executive Officer
       Longeveron Inc.
       1951 NW 7th Avenue, Suite 520
       Miami, Florida 33136

                                                        Re: Longeveron Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 15,
2023
                                                            File No. 333-275578

       Dear Wa   el Hashad:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jennifer Minter, Esq.